Exhibit 12.1

JERNIGAN CAPITAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Nine months ended September 30, 2017	Year ended December 31, 2016	Year ended December 31, 2015

Earnings:
Net income (loss)	$11,434	$16,017	$(2,943)
Add back:
Fixed charges	761	564	58
Distribution of income from investments in unconsolidated entities	512	995	-
Less:
Equity in income of unconsolidated entities	(1,747)	(1,278)	-
Total Earnings (A)	$10,960	$16,298	$(2,885)

Fixed charges:
Interest expense	$757	$559	$-
Portion of rent expense representative of interest factor	4	5	58
Total fixed charges (B)	$761	$564	$58
Preferred dividends, including redemption costs	1,033	996	-
Total Fixed Charges and Preferred Dividends (C)	$1,794	$1,560	$58

Ratio of earnings to fixed charges (A / B)	14.40	28.90	(1)
Insufficient coverage (A - B)	n/a	n/a	(2,943)

Ratio of Earnings to Fixed Charges and Preferred Dividends (A / C)	6.11	10.45	n/a
Insufficient coverage (A - C)	n/a	n/a	n/a

(1) The ratio was less than 1:1 for the year ended December 31, 2015 as earnings were inadequate to cover fixed charges by approximately $2.9 million.

JERNIGAN CAPITAL, INC.

COMPUTATION OF PRO-FORMA RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Nine months ended September 30, 2017	Year ended December 31, 2016

Earnings:
Net income	$11,434	$16,017
Add back:
Fixed charges	761	564
Distribution of income from investments in unconsolidated entities	512	995
Less:
Equity in income of unconsolidated entities	(1,747)	(1,278)
Total Earnings (A)	$10,960	$16,298

Fixed charges:
Interest expense	$757	$559
Portion of rent expense representative of interest factor	4	5
Total fixed charges (B)	$761	$564
Preferred dividends, including redemption costs	2,626	3,662
Total Fixed Charges and Preferred Dividends (C)	$3,387	$4,226

Ratio of earnings to fixed charges (A / B)	14.40	28.90
Insufficient coverage (A - B)	n/a	n/a

Ratio of Earnings to Fixed Charges and Preferred Dividends (A / C) (1)(2)	3.24	3.86
Insufficient coverage (A - C)	n/a	n/a

(1) Assumes that the Company had issued the $40 million liquidation preference of its Series A Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”), currently outstanding on the first day of each of the nine month period ended September 30, 2017 and the year ended December 31, 2016.

(2) Does not give effect to the issuance of the Series B Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share, offered pursuant to the Company's effective registration statement on Form S-3, as supplemented by the prospectus supplement filed with the Securities and Exchange Commission on January 19, 2018, which issuance is expected to close on January 26, 2018, subject to certain customary closing conditions. Assumes that the holders of the Series A Preferred Stock do not elect to receive the pay-in-kind component of their dividends in additional shares of Series A Preferred Stock but instead in shares of the Company’s common stock.